Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Vasogen Announces First Quarter 2009 Results

     MISSISSAUGA, ON, April 13 /CNW/ - Vasogen Inc. (NASDAQ:VSGN; TSX:VAS)
today reported the results of operations for the three months ended February
28, 2009. All dollar amounts referenced herein are in Canadian dollars unless otherwise noted.
     At February 28, 2009, our cash and cash equivalents totaled $7.3 million, compared with $8.6 million at November 30, 2008.
     We incurred a net loss for the three months ended February 28, 2009 of
$1.9 million, or $0.09 per common share, compared with a net loss of $5.3 million, or $0.24 per common share for the same period in 2008. This decrease is the result of a significant reduction in the number of employees and a decision not to incur material expenditures to advance our products during the
Company's ongoing strategic review process. Restructuring costs of $1.1 million were included in our net loss for the three months ended February 28,
2009.

     <<
     Corporate Update

     -   To further reduce the rate at which we use our cash during our strategic review process, in February 2009 we further reduced our number of full-time employees to two. As part of this restructuring, the employment of Chris Waddick, our President and CEO, was terminated effective February 28, 2009. Mr. Waddick has agreed to fulfill the role of CEO, in a consulting capacity at substantially reduced compensation, to assist the Board in bringing closure to the ongoing strategic review process.

     -   Pursuant to our restructuring plan, our Board of Directors and
         Management has been actively involved in a process of screening, reviewing, and short-listing potential opportunities including the sale of the Company, or a merger or acquisition, and exploring the monetization of certain tangible and intangible assets. The process has also included a review of the potential out-licensing of assets, lapsing of patents and patent applications, asset divestiture, or liquidation of the Company. At this time, we have significantly narrowed down the number of third party proposals under
         consideration. If a definitive agreement that the Board believes is in the best interest of our shareholders cannot be reached in the near future, the Board will consider the other alternatives that it has also been evaluating. These alternatives include the potential to realize value from the monetization of certain intangible assets either alone or potentially in combination with a strategic transaction. The Board will continue to assess the merits of these options relative to liquidating the Company and distributing the remaining cash to the shareholders.

     -   As at February 28, 2009, we had cash and cash equivalents of $7.3 million and had 22.5 million common shares issued and outstanding.
         Other than our accounts payable and accrued liabilities, we do not have any debt.

     -   We sold a United States patent application and its related foreign counterparts for US$0.4 million. This device-based intellectual property has not been used to date in the Celacade System; however, we have retained rights to this technology for any potential use as it relates to our Celacade System.

     -   Subsequent to quarter end, on March 25, 2009, the NASDAQ Stock Market further suspended the enforcement of the Minimum Bid Price Rule requiring a minimum US$1.00 closing price until July 20, 2009.
         Accordingly, the NASDAQ indicated that it will not take action to delist any security, including our common shares, for a violation of the minimum bid price rule during the suspension.
     >>

     Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities
Litigation Reform Act of 1995 and/or "forward-looking information" under the
Securities Act (Ontario). These statements may include, without limitation, plans to consider a sale, merger, acquisition, or other alternatives resulting from our strategic review, statements regarding the status of development, or expenditures relating to the Celacade(TM) System or our VP series of drugs including VP015 and VP025, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future revenues and projected costs. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans",
"anticipates", "believes", "estimated", "predicts", "potential", "continue",
"intends", "could", or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements.
These risks include, but are not limited to, the outcome of our strategic review, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors, including the current status of our programs, on capital availability, the potential dilutive effects of any financing and other risks detailed from time to time in our public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies.
Additional risks and uncertainties relating to our Company and our business can be found in the "Risk Factors" section of our Annual Information Form and
Form 20-F for the year ended November 30, 2008, as well as in our other public filings, including our Management's Discussion and Analysis for the period ended February 28, 2009. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

     The unaudited interim consolidated financial statements, accompanying notes to the unaudited interim consolidated financial statements, and
Management's Discussion and Analysis for the three months ended February 28,
2009, will be accessible on Vasogen's Website at www.vasogen.com and will be available on SEDAR and EDGAR.

     <<
                  Summary financial tables are provided below.

     VASOGEN INC.
     (A DEVELOPMENT STAGE COMPANY)

     Interim Consolidated Balance Sheets
     (In thousands of Canadian dollars)

     -------------------------------------------------------------------------
                                                   February 28,   November 30,
                                                          2009           2008
     -------------------------------------------------------------------------
                                                    (Unaudited)
     Assets
     Current assets:
       Cash and cash equivalents                  $      7,333   $      8,556
       Tax credits recoverable                             383            582
       Prepaid expenses and deposits                        64            188
       -----------------------------------------------------------------------
                                                         7,780          9,326

     Property and equipment                                 14             16

     -------------------------------------------------------------------------
                                                  $      7,794   $      9,342
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Liabilities and Shareholders' Equity

     Current liabilities:
       Accounts payable                           $        414   $        101
       Accrued liabilities                                 781          1,141
       -----------------------------------------------------------------------
                                                         1,195          1,242

     Shareholders' equity
       Share capital:
         Authorized:
           Unlimited common shares, without par
            value
         Issued and outstanding:
           22,519,737 common shares
             (November 30, 2008 - 22,424,719)          365,701        365,677
       Warrants                                         16,725         16,725
       Contributed surplus                              23,971         23,555
       Deficit                                        (399,798)      (397,857)
       -----------------------------------------------------------------------
                                                         6,599          8,100

     -------------------------------------------------------------------------
                                                  $      7,794   $      9,342
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     VASOGEN INC.
     (A DEVELOPMENT STAGE COMPANY)
     Interim Consolidated Statements of Operations, Deficit and Comprehensive
     Income
     (In thousands of Canadian dollars, except per share amounts)
     (Unaudited)

     -------------------------------------------------------------------------
                                                                  Period from
                                                                   December 1,
                                        Three months ended            1987 to
                                    February 28,   February 29,   February 28,
                                           2009           2008           2009
     -------------------------------------------------------------------------
     Expenses:
       Research and development    $         36   $      2,778   $    247,747
       General and administration         2,446          2,681        127,772
       Foreign exchange loss (gain)         (30)           203         10,635
     -------------------------------------------------------------------------
     Loss before the undernoted          (2,452)        (5,662)      (386,154)
     Interest expense on senior
      convertible notes payable               -              -         (1,279)
     Accretion in carrying value
      of senior convertible notes
      payable                                 -              -        (10,294)
     Amortization of deferred
      financing costs                         -              -         (3,057)
     Loss on extinguishment of
      senior convertible notes
      payable                                 -              -         (6,749)
     Gain on sale of patents                487              -            487
     Investment income                       24            342         13,862
     Change in fair value of
      embedded derivatives                    -              -            829
     -------------------------------------------------------------------------
     Loss and comprehensive loss
      for the period                     (1,941)        (5,320)      (392,355)
     Deficit, beginning of period      (397,857)      (381,783)        (1,510)
     Impact of change in accounting
      for stock-based compensation            -              -         (4,006)
     Impact of change in accounting
      for financial instruments               -              -         (1,632)
     Charge for acceleration
      payments on equity component
      of senior convertible notes
      payable                                 -              -           (295)

     -------------------------------------------------------------------------
     Deficit, end of period        $   (399,798)  $   (387,103)  $   (399,798)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Basic and diluted loss per
      common share                 $      (0.09)  $      (0.24)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     VASOGEN INC.
     (A DEVELOPMENT STAGE COMPANY)
     Interim Consolidated Statements of Cash Flows
     (In thousands of Canadian dollars)
     (Unaudited)

     -------------------------------------------------------------------------
                                                                  Period from
                                                                   December 1,
                                        Three months ended            1987 to
                                    February 28,   February 29,   February 28,
                                           2009           2008           2009
     -------------------------------------------------------------------------
     Cash provided by (used in):
     Operating activities:
       Loss for the period         $     (1,941)  $     (5,320)  $   (392,355)
       Items not involving cash:
         Amortization                         2             62          6,379
         Loss on disposition of
          property and equipment              -              -            125
         Gain on sale of patents           (487)             -           (487)
         Accretion in carrying
          value of senior
          convertible notes payable           -              -         10,294
         Amortization of deferred
          financing costs                     -              -          3,057
         Loss on extinguishment of
          senior convertible notes
          payable                             -              -          6,749
         Change in fair value of
          embedded derivatives                -              -           (829)
         Stock-based compensation           416            235         10,806
         Common shares issued for
          services                            -              -          2,485
         Unrealized foreign
          exchange gain                     (38)           192         11,381
         Other                                -              -            (35)
       Change in non-cash operating
        working capital                     299          1,398            737
       -----------------------------------------------------------------------
                                         (1,749)        (3,433)      (341,693)
     Financing activities:
       Shares and warrants issued
        for cash                              -              -        326,358
       Warrants exercised for cash            -              -         16,941
       Options exercised for cash             -              -          7,669
       Share issue costs                      -              -        (24,646)
       Repayment of senior
        convertible notes payable,
        net                                   -              -         38,512
       Paid to related parties                -              -           (234)
       -----------------------------------------------------------------------
                                              -              -        364,600
     Investing activities:
       Purchases of property and
        equipment                             -              -         (2,471)
       Purchases of acquired
        technology                            -              -         (1,283)
       Proceeds on disposition of
        patents                             487              -            487
       Purchases of marketable
        securities                            -              -       (244,846)
       Proceeds on disposition of
        property and equipment                -              -             62
       Settlement of forward foreign
        exchange contracts                    -              -         (4,824)
       Maturities of marketable
        securities                            -              -        240,677
       -----------------------------------------------------------------------
                                            487              -        (12,198)
     Foreign exchange gain (loss)
      on cash held in foreign
      currency                               39           (182)        (3,376)
     -------------------------------------------------------------------------
     Increase (decrease) in cash
      and cash equivalents               (1,223)        (3,615)         7,333
     Cash and cash equivalents,
      beginning of period                 8,556         23,545              -
     -------------------------------------------------------------------------
     Cash and cash equivalents,
      end of period                $      7,333   $     19,930   $      7,333
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     %SEDAR: 00001047E          %CIK: 0001042018

     /For further information: Investor Relations, 4 Robert Speck Parkway,
15th Floor, Mississauga, ON, L4Z 1S1, tel: (905) 817-2002, fax: (905)
847-6270, www.vasogen.com, investor(at)vasogen.com/
     (VSGN VAS.)

CO:  Vasogen Inc.

CNW 17:00e 13-APR-09